SO 3/6/03

03014130

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH, D.C. 207

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2002** (MM/DD/YY) AND ENDING **December 31, 2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AlterNet Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone	**(212) 444-6269**
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

ALTERNET SECURITIES, INC.

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Table of Contents

AFFIRMATION

I, Angelo Bulone, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to AlterNet Securities, Inc. for the year ended December 31, 2002 are true and correct. I further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Angelo Bulone

Signature

Vice President and Controller

Title

Teresa Pang

Notary Public

TERESA PANG
Notary Public, State of New York
No. 01[illegible]5228
Qualified in Queens County
Commission Expires Oct. 31, 2006

KPMG

SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH. D.C. 207 SECTION

ALTERNET SECURITIES, INC.

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Statement of Financial Condition
December 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

345 Park Avenue
New York, NY 10154

SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH, D.C. 207 SECTION

INDEPENDENT AUDITORS' REPORT

Board of Directors
AlterNet Securities, Inc.:

We have audited the accompanying statement of financial condition of AlterNet Securities, Inc. as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AlterNet Securities, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 23, 2003

ALTERNET SECURITIES, INC.

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	3,735,467
Securities owned, at fair value		72,100
Receivable from brokers, dealers and other		264,994
Total assets	$	4,072,561

Liabilities and Stockholder's Equity

Liabilities:		
Payable to brokers, dealers and other	$	12,845
Software royalties payable		68,001
Due to affiliates		68,448
Income taxes payable		233,211
Total liabilities		382,505
Commitments and contingencies		
Stockholder's equity:		
Common stock, par value $0.01; shares authorized, Issued and outstanding: 1,000		10
Additional paid-in capital		3,000,000
Retained earnings		690,046
Total stockholder's equity		3,690,056
Total liabilities and stockholder's equity	$	4,072,561

See accompanying notes to Statement of Financial Condition.

ALTERNET SECURITIES, INC.

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2002

(1) Organization and Basis of Presentation

AlterNet Securities, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of Investment Technology Group, Inc. ("Parent"). The Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

The Company provides broker-dealers an opportunity to facilitate securities transactions using POSIT® (a registered service mark of the POSIT Joint Venture), an electronic stock crossing system, which provides liquidity, confidentiality and low transaction costs. The Company's commission revenues are dependent principally on the broker-dealer activities of its affiliate, ITG Inc.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company. Included in cash and cash equivalents are money market instruments and cash amounting to $3,730,304 and $5,163, respectively.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, securities owned and receivables from brokers, dealers and other, are carried at fair value or contracted amounts which approximate fair value due to the short period to maturity. Similarly, liabilities are carried at amounts approximating fair value.

Securities Transactions

Receivable from brokers, dealers and other consists of commissions receivable from securities transactions. Transactions in securities are recorded on a trade-date basis.

Securities owned, at fair value consisted of common stock and warrants at December 31, 2002.

Income Taxes

The Company is included in the consolidated Federal, state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

Income taxes are accounted for on the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

Depreciation

Depreciation is provided on a straight-line basis over the estimated useful lives of the underlying fixed assets, which are generally three to five years.

(3) Income Taxes

The Company accounts for income taxes as if it were a separate entity. For the year ended December 31, 2002, the Company's operations were included in the consolidated federal income tax return of the Parent. Income taxes payable reflected on the Statement of Financial Condition is payable to an affiliate, ITG Inc.

(4) Related Party Transactions

Pursuant to a service agreement with ITG Inc., certain securities trading services, administrative services, and the use of certain office space in connection with the Company's operations are provided.

The Company has entered into an Intangible Property License Agreement with an affiliate, ITG Software, Inc.

In the normal course of business, the Parent and/or ITG Inc. may receive and disburse cash on behalf of the Company. This net activity is reflected in due to affiliates in the accompanying Statement of Financial Condition.

All employees of the Company are included within the benefit plans of the Parent or ITG Inc.

(5) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counter party or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect on the Company's Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counter party and customer.

(6) Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness, as defined.

At December 31, 2002, the Company had net capital of $3,425,848, which was $3,325,848 in excess of required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.11 to 1

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
AlterNet Securities, Inc.:

In planning and performing our audit of the statement of financial condition of AlterNet Securities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of differences required by rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 23, 2003